FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the    September 19, 2002

             Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    X    Form 40-F _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   X     No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.
(Registrant)

Date:	19th September 2002	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

Indo-Pacific Energy Ltd.
284 Karori Rd
Karori
New Zealand

Item 2.	Date of Material Change

On or about September 19, 2002

Item 3.	Press Release

September 19, 2002 Wellington, New Zealand

Item 4.	Summary of Material Change

Indo-Pacific Announces Completion of US$1Million Financing

Wellington, New Zealand – September 19, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB:INDOF) is pleased to announce the completion of the private placement announced by the Company on August 20, 2002.

Item 5.	Full Description of Material Change

Indo-Pacific Announces Completion of US$1Million Financing

Wellington, New Zealand – September 19, 2002-- PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB:INDOF) is pleased to announce the completion of the private placement announced by the Company on August 20, 2002.

The US$1 million placement consisted of 1,250,000 Units in the Company’s capital at a price of US$0.80 per unit. Each Unit consists of a common share and a two-year share purchase warrant exercisable at US$0.90 in the first year and US$1.15 in the second. The securities have a one-year hold period and there were no brokerage fees in connection with the financing. The placees were accredited investors including affiliates of Indo-Pacific.

The funds will be used for general working capital and to help fund the company’s upcoming oil and gas exploration commitments.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639 Web site: http://www.indopacific.com Email: ir@indopacific.com

Item 6.	Reliance on Section 85(2) of theAct

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

David Bennett, President and Chief Executive Officer

Item 9.	Statement of Senior Officer

Theforegoing accurately disclosesthe materialchangereferred to herein.

September 19, 2002	/s/ David Bennett

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington,New Zealand

Indo-Pacific Announces Completion of US$1 Million Financing

Wellington, New Zealand – September 19, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to announce the completion of the private placement announced by the Company on August 20, 2002.

The US$1 million placement consisted of 1,250,000 Units in the Company’s capital at a price of US$0.80 per unit. Each Unit consists of a common share and a two-year share purchase warrant exercisable at US$0.90 in the first year and US$1.15 in the second. The securities have a one-year hold period and there were no brokerage fees in connection with the financing. The placees were accredited investors including affiliates of Indo-Pacific.

The funds will be used for general working capital and to help fund the company’s upcoming oil and gas exploration commitments.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639 Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.